EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Renewal of Credit Facility for Three Year Term

OAKVILLE, ON, Jan. 14 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it has received commitments with a syndicate of banks for a new Algonquin Power Co. $142 million senior secured revolving credit Facility (“Facility”) with a three year term. The Facility syndicate is being led by National Bank of Canada. The other syndicate members are The Toronto-Dominion Bank, Bank of Montreal, and Canadian Imperial Bank of Commerce.

“The renewal of this credit facility is a major element of our capital structure to support our operations and to maintain a strong, investment grade capital structure,” commented David Bronicheski, Chief Financial Officer. “Our recent debt financing announcements, including the renewal of this Facility, demonstrate the strong support APUC has in the debt capital markets for our business plans and growth initiatives.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and 2010 third quarter report, and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Algonquin Power & Utilities Corp. Kelly Castledine Investor Relations (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 11:27e 14-JAN-11